Exhibit II

To

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated August 10, 2015 in connection with their beneficial ownership of UCP Inc.. Each of Columbia Small Cap Value Fund I and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Richard Dluzniewski
Richard Dluzniewski
Vice President – Control & Operational Risk – Operations and Investor Services

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson
	Title:	Chief Operating Officer and Managing Director

Columbia Small Cap Value Fund I

By:	/s/ Paul Goucher
Paul Goucher
Senior Vice President, Chief Legal Officer and Assistant Secretary